March 9, 2026

Andrew Kramer
Partner
Willkie Farr & Gallagher LLP
20299 Century Park East
Los Angeles, CA 90067

       Re: 5&2 Studios, Inc.
           Amended Schedule 13E-3 filed by 5&2 Studios, Inc., The Chosen Productions, LLC,
           Dallas Jenkins, Derral Eves, Brad Pelo and JD Larsen
           Filed March 3, 2026
           File No. 005-95410
           _
           Preliminary Revised Proxy Statement
           Filed March 3, 2026
           File No. 000-56519
Dear Andrew Kramer:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Preliminary Revised Proxy Statement
Fairness of the Reverse Stock Split, page 24

1. We note your response to prior comment 6 and we reissue it. Please revise your discussion of the going concern value of the company to disclose a value of the company's shares based on the financial projections.
Projections, page 38

2. We note your response to prior comment 12. Please revise your disclosure to quantify the metrics referenced in the new disclosure you added.
 March 9, 2026
Page 2

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Daniel Duchovny at 202-551-3619.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Mergers &
Acquisitions